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Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

	Year-Ended December 31,
(in thousands)	2013	2012	2011	2010	2009
Earnings
Income (loss) from continuing operations	$(60,664)	$(42,556)	$(52,371)	$7,435	$42,304
Fixed charges	43,607	42,111	37,753	22,767	13,539

Total earnings	$(17,057)	$(445)	$(14,618)	$30,202	$55,843
Fixed Charges
Interest Expense	$42,915	$42,014	$37,658	$20,395	$13,458
Estimated interest portion within rental expense	94	97	95	94	81
Write-off of deferred financing costs	598	—	—	2,278	—

Total fixed charges	$43,607	$42,111	$37,753	$22,767	$13,539
Ratio of earnings to fixed charges(1)	—	—	—	1.3x	4.1x

(1)
Earnings were insufficient to cover fixed charges by $60.7 million, $42.6 million and $52.4 million, for the years ended December 31, 2013, 2012 and 2011, respectively.

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  Exhibit 12.1
STATEMENTS RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES